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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF NOVEMBER 2002


                              CLP HOLDINGS LIMITED
                         (Registrant's name in English)

                                147 Argyle Street
                               Kowloon, Hong Kong
              (Address of Registrant's principal executive office)





     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                       Form 20-F   X        Form 40-F
                                 -----                -----


     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes               No    X
                               -----            -------


     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
                                                 --------

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Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:




Exhibit

The Quarterly Report 2002 (January - September) dated 18 November 2002 published in Hong Kong newspapers on 19 November 2002 and despatched to shareholders on 25 November 2002.

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                                   SIGNATURES





     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       FOR AND ON BEHALF OF
                                       CLP HOLDINGS LIMITED





                                By:          / s / April Chan
                                       --------------------------------------
                                Name:  April Chan
                                Title: Deputy Company Secretary



Date: 25 November 2002

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